UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-43

MOTORS LIQUIDATION COMPANY
(Exact name of registrant as specified in its charter)

401 S. Old Woodward, Suite 370
Birmingham, Michigan 48009
(313) 486-4044
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1.50% Series D Convertible Senior Debentures due June 1, 2009
4.50% Series A Convertible Senior Debentures due March 6, 2032
5.25% Series B Convertible Senior Debentures due March 6, 2032
6.25% Series C Convertible Senior Debentures due July 15, 2033
7.375% Senior Notes due October 1, 2051
7.25% Senior Notes due July 15, 2041
7.375% Senior Notes due May 23, 2048
7.25% Senior Notes due February 15, 2052
7.25% Quarterly Interest Bonds due April 15, 2041
7.375% Senior Notes due May 15, 2048
7.50% Senior Notes due July 1, 2044
7.20% Notes due January 15, 2011
9.45% Medium-Term Notes due November 1, 2011
7.125% Senior Notes due July 15, 2013
7.70% Debentures due April 15, 2016
8.80% Notes due March 1, 2021
9.4% Medium-Term Notes due July 15, 2021
9.40% Debentures due July 15, 2021
8.25% Senior Debentures due July 15, 2023
8.10% Debentures due June 15, 2024
7.40% Debentures due September 1, 2025
6 3/4% Debentures due May 1, 2028
8.375% Senior Debentures due July 15, 2033
7.75% Discount Debentures due March 15, 2041
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X	Rule 12h-3(b)(1)(i)	X
Rule 12g-4(a)(2)		Rule 12h-3(b)(1)(ii)
Rule 15d-6

 Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, MOTORS LIQUIDATION COMPANY has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 21, 2011

Motors Liquidation Company

By:	/s/ James Selzer
Name: James Selzer
Title: Vice President & Treasurer